UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

December 17, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on December 16, 2015

Luxottica Group and Dolce&Gabbana
renew eyewear license agreement

Milan, Italy, December 16, 2015 - Luxottica Group (MTA: LUX; NYSE: LUX) and Dolce&Gabbana today announced the renewal of an exclusive license agreement for the development, production and worldwide distribution of sunglasses and prescription frames under the Dolce&Gabbana brand. The agreement will extend to December 31st, 2025.

“The decision to renew the license agreement with Luxottica is not only the consolidation of a relationship of mutual satisfaction, but also the basis to translate more and more effectively the brand exclusivity and prestige also in the eyewear sector, as well as happens in all Dolce&Gabbana collections,” said Cristiana Ruella, Dolce&Gabbana Managing Director.

“We are extremely pleased to renew our relationship with Dolce&Gabbana,” added Adil Khan, Luxottica’s CEO of Markets. “Together we’ve brought the brand’s signature style, glamour and authenticity to the world of eyewear to create collections as bold and desirable as the brand itself. Every single pair of glasses tells a beautiful story.”

The Dolce&Gabbana eyewear collection interprets the style and values of the fashion house with creations enriched by materials and details of great value that represent the originality and the consistency of the strong brand DNA.

Dolce & Gabbana S.r.l.

Established in 1985, Dolce&Gabbana is an international leader in the fashion and luxury goods sector. The founders, Domenico Dolce and Stefano Gabbana, have always been the creative and stylistic source of all the brand’s activities as well as the drivers behind the development strategies.

The Group creates, produces and distributes high-end clothing, leather goods, footwear, accessories, jewelry and watches. The brand is present in the Prêt-à-porter segment with Men’s, Women’s and Children’s collections, and in the Alta Artigianalità (High Craftsmanship) segment with Alta Moda, Alta Sartoria and Alta Gioielleria collections.

The only activities entrusted to licensee partners are the production and distribution of Eyewear and Beauty lines.

Today the brand is present in 46 countries worldwide with a distribution network of 335 mono-brand stores.

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bvlgari, Chanel, Dolce & Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co. and Versace. The Group’s global wholesale distribution covers 130 countries and is complemented by an extensive retail network of over 7,000 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America and Sunglass Hut worldwide. In 2014 Luxottica posted sales of over 7.6 billion euro and had approximately 78,000 employees. More information available at www.luxottica.com.

# # #

Contacts:

Luxottica Group

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

e-mail: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 02.86334470

e-mail: marco.catalani@luxottica.com

Dolce&Gabbana

Simona Baroni

Group PR & Communication Director

Tel.: +39 02.27727762

e-mail: press@dolcegabbana.it

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: December 17, 2015		MICHAEL A. BOXER
Group General Counsel